UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

China Finance Online Co. Limited
(Name of Issuer)
Ordinary Shares, par value HK$0.001 per share
(Title of Class of Securities)
169379104
(CUSIP Number)
Zhiwei Zhao, Grand Continental Holdings Limited,
C&F International Holdings Limited,
9th Floor of Tower C, Corporate
Square. No.35, Financial Street,
Xicheng District, Beijing, People’s Republic of China 100033.
+86-10-58325388
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 2, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	169379104

1	NAMES OF REPORTING PERSONS Grand Continental Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

BRITISH VIRGIN ISLANDS

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,000,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

11,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
1 Based upon 110,887,883 Ordinary Shares outstanding as of December 31, 2010.

CUSIP No.	169379104

1	NAMES OF REPORTING PERSONS Zhiwei Zhao

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China

	7	SOLE VOTING POWER

NUMBER OF		2,050,000 [2]

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		21,558,493

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,050,000 [2]

WITH	10	SHARED DISPOSITIVE POWER

21,558,493

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,608,493

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.2%[3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
2 Including Ordinary Shares to be beneficially owned upon exercise of all options exercisable or vesting within 60 days of the date hereof.
3 Based upon 110,887,883 Ordinary Shares outstanding as of December 31, 2010.

CUSIP No.	169379104

1	NAMES OF REPORTING PERSONS C&F International Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

BRITISH VIRGIN ISLANDS

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,558,493

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

10,558,493

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,558,493

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.5%[4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
4 Based upon 110,887,883 Ordinary Shares outstanding as of December 31, 2010.

CUSIP No.	169379104

1	NAMES OF REPORTING PERSONS C&F Global Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

BRITISH VIRGIN ISLANDS

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,558,493

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

10,558,493

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,558,493

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.5%[5]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
5 Based upon 110,887,883 Ordinary Shares outstanding as of December 31, 2010.

This Amendment No. 2 amends and restates the Schedule 13D dated February 11, 2008 and amended by Amendment No. 1 dated February 13, 2009.

Item 1.	Security and Issuer
The name of the issuer is China Finance Online Co. Limited, a corporation incorporated in the Hong Kong Special Administrative Region of the People’s Republic of China (the “Company”), which has its principal executive office at 9th Floor of Tower C, Corporate Square. No.35, Financial Street, Xicheng District, Beijing, People’s Republic of China 100140. This statement relates to the Company’s ordinary shares, HK$0.001 par value per share (“Ordinary Shares”). Each American Depositary Share of the Company represents 5 Ordinary Shares.

Item 2.	Identity and Background
(a)-(f). This Schedule 13D is being jointly filed by:
and
(i)
Grand Continental Holdings Limited (the “Buyer”) is a company incorporated in British Virgin Islands. The principal business address of Buyer is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands;

(ii)
C&F International Holdings Limited is a company incorporated in British Virgin Islands. The principal business address of C&F International Holdings Limited is Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands;

(iii)
C&F Global Limited is a company incorporated in British Virgin Islands. The principal business address of C&F Global Limited is Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands; and

(ii)
Zhiwei Zhao (“Zhao”) is a citizen of the People’s Republic of China. Zhao is the Company’s Chief Executive Officer. He has served in such capacity since July 2005. The address at which Zhao’s occupation is conducted is 9th Floor of Tower C, Corporate Square. No.35, Financial Street, Xicheng District, Beijing, People’s Republic of China 100140. Zhao is the sole beneficial owner of Buyer.

Each of the above is a “Reporting Person”, and collectively are “Reporting Persons”.
During the last five year, the Reporting Persons have not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
On November 2, 2011, the Buyer entered into a Share Purchase Agreement (the “Share Purchase Agreement”) with IDG Technology Venture Investment, Inc. (the “Seller”), a company organized under the laws of the State of Massachusetts. Pursuant to the Share Purchase Agreement, the Buyer agreed to purchase 2,200,000 American Depositary Shares of the Company (“ADS”), representing 11,000,000 Ordinary Shares from the Seller for an aggregate purchase price of US$15,400,000. The Buyer will pay the purchase price in three installments: US$7,700,000 no later than December 2, 2011, US$3,850,000 no later than February 2, 2012, and US$3,850,000 no later than May 2, 2012. The Buyer will fund such purchase price through its working capital. A copy of the Share Purchase Agreement is attached hereto as Exhibit 1 and incorporated herein by reference.
The Company has granted restricted stock awards covering Ordinary Shares under the 2007 Equity Incentive Plan of the Company (the “2007 Plan”) to certain employees of the Company who are eligible under the Plan (“Employees”). Pursuant to the 2007 Plan and the Restricted Stock Issuance and Allocation Agreement 2007 Equity Incentive Plan effective as of July 2, 2007 (the “Stock Issuance and Allocation Agreement”), the Company issued 10,558,493 Ordinary Shares of the Company to C&F International Holdings Limited, which holds the Ordinary Shares of the Company on behalf of and exclusively for the benefit of the Employees. C&F International Holdings Limited is 100% owned by C&F Global Limited, which is in turn 100% owned by Zhao. Zhao is the sole director of C&F Global Limited. C&F Global Limited is the sole director of C&F International Holdings Limited.
The Company has granted options covering Ordinary Shares under the 2004 Stock Incentive Plan (the “2004 Plan) to certain employees of the Company who are eligible under the plan. Pursuant to the 2004 Plan, the Company has granted options with the following terms to Zhao:

Number of Ordinary	Exercise
Shares to be issued	price per
upon exercise of	ordinary		Date of
options	share	Date of grant	expiration
400,000	$1.120	November 15, 2005	November 15, 2015
400,000	$1.070	July 5, 2006	July 5, 2016
800,000	$0.960	January 18, 2007	January 17, 2017
750,000	$1.426	February 22, 2010	February 21, 2020

Item 4.	Purpose of the Transaction
Zhao acquired the Ordinary Shares through the Buyer for the purposes of investment and exerting greater influence on the directions of the Company.
The Company desires to incentivize its management team by providing them an opportunity to participate in the growth in value of the Company by granting them equity of the Company and thereby enhance shareholder value of the Company. The Company granted restricted stock awards covering the Ordiniary Shares under the 2007 Plan and granted options under the 2004 Plan. The vesting of the restrictive stock are subject to the Company achieving certain financial performance targets stated in the Plan. In order to bind the Employees together in achieivn the common goal, the Ordinary Shares are held by C&F International Holdings Limited for the benefit whole group of Employees.

Except as set forth in this statement, neither Zhao or the Buyer has any current plan or proposal that relates to or would result in any of the transaction described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Notwithstanding the foregoing, Zhao and the Buyer may determine to change their intentions with respect to the Company at any time in the future and may, for example, elect (i) to acquire additional securities of the Company in open market, private placements or privately negotiated transactions or pursuant to the exercise of stock options or under other compensatory stock plans of the Company or (ii) to dispose of all or a portion of their holdings of the securities of the Company. In reaching any determination as to the future course of action, Zhao and the Buyer will take into consideration various factors, such as the Company’s business and prospects, other developments concerning the Company, the price and availability of the Company’s securities, other business opportunities available to Zhao, general economic and stock market conditions, tax considerations and other factors deemed relevant.
Item 5. Interest in Securities of the Company.
(a)
Pursuant to the Transaction, the Buyer has acquired and owns 11,000,000 Ordinary Shares. Zhao is the sole beneficial owner and sole director of the Buyer. Thus, for the purpose of Rule 13d-3 under the Act, Zhao is deemed the beneficial owner of 11,000,000 Ordinary Shares.

Pursuant to the 2007 Equity Incentive Plan (the “2007 Plan”) of the Company and the Restricted Stock Issuance and Allocation Agreement, the Company issued 10,558,493 Ordinary Shares to C&F International Holdings Limited, which holds the Ordinary Shares on behalf of and exclusively for the benefit of selected employees eligible for the 2007 Plan. C&F International Holdings Limited is 100% owned by C&F Global Limited, which is in turn 100% owned by Zhao. Thus for the purpose of Rule 13d-3 under the Act, Zhao is deemed the beneficial owner of 10,558,493 Ordinary Shares.
Pursuant to the 2004 Stock Incentive Plan of the Company, Zhao beneficially owns 2,050,000 Ordinary Shares upon exercise of all options exercisable or vesting within 60 days of the date hereof.
In aggregate Zhao beneficially owns 23,608,493 Ordinary Shares, representing 21.2% of the outstanding Ordinary Shares. The Buyer beneficially owns 9.9% of the outstanding Ordinary Shares. The percentage used herein is calculated based upon the 110,887,883 Ordinary Shares that were outstanding as of December 31, 2010 as reported in the Annual Report.
(b)	Zhao and the Buyer have the shared power to vote and dispose of the 11,000,000 Ordinary Shares.

Zhao, C&F Global Limited and C&F International Holdings Limited have the shared power to vote and dispose of 10,558,493 Ordinary Shares.
Zhao has the sole power to vote and dispose of 2,050,000 Ordinary Shares.
(c)	Except as described above, the Reporting Persons did not effect any transaction in the Company’s securities within the past 60 days.
(d)	Not applicable
(e)	Not applicable

Item 6.	Contracts, Arrangements, Understanding or Relationship with Respect to Securities of the Issuer
Except as disclosed herein and in Exhibits 1 and 2 attached hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits
Exhibit 1: Restricted Stock Issuance and Allocation Agreement 2007 Equity Incentive Plan (previously filed)
Exhibit 2. Shares Purchase Agreement between IDG Technology Venture Investment, Inc. and Grand Continental Holdings Limited

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 2, 2011

Grand Continental Holdings Limited
By:	/s/ Zhiwei Zhao
	Name:	Zhiwei Zhao
	Title:	Sole Director

Zhiwei Zhao
By:	/s/ Zhiwei Zhao

C&F International Holdings Limited
By:	C&F Global Limited

By:	/s/ Zhiwei Zhao
	Name:	Zhiwei Zhao
	Title:	Sole Director

C&F Global Limited
By:	/s/ Zhiwei Zhao
	Name:	Zhiwei Zhao
	Title:	Sole Director